UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number: 001-31221

Total number of pages: 65

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: July 29, 2015	By:	/s/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	Earnings release for the three months ended June 30, 2015
2.	Results presentation for the first three months of the fiscal year ending March 31, 2016

Earnings Release	July 29, 2015
For the Three Months Ended June 30, 2015	[U.S. GAAP]

Name of registrant:	NTT DOCOMO, INC. (URL https://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Kaoru Kato, Representative Director, President and Chief Executive Officer
Contact:	Koji Otsuki, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	August 4, 2015
Scheduled date for dividend payment:	—
Supplemental material on quarterly results:	Yes
Presentation on quarterly results:	Yes (for institutional investors and analysts)

(Amounts are rounded off to the nearest 1 million yen.)

1. Consolidated Financial Results for the Three Months Ended June 30, 2015 (April 1, 2015 - June 30, 2015)

(1) Consolidated Results of Operations

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.
Three months ended June 30, 2015	1,076,864	0.1%	235,395	12.3%	240,611	13.2%	168,784	23.8%
Three months ended June 30, 2014	1,075,302	(3.4)%	209,640	(15.3)%	212,474	(15.8)%	136,381	(13.7)%

(Percentages above represent changes compared to the corresponding period of the previous year)

(Note)	Comprehensive income attributable to	For the three months ended June 30, 2015:	163,718 million yen	22.4%
	NTT DOCOMO, INC.:	For the three months ended June 30, 2014:	133,714 million yen	(27.8)%

	Basic Earnings per Share Attributable to NTT DOCOMO, INC.	Diluted Earnings per Share Attributable to NTT DOCOMO, INC.
Three months ended June 30, 2015	43.48 (yen)	—
Three months ended June 30, 2014	32.89 (yen)	—

(2) Consolidated Financial Position

(Millions of yen, except per share amounts)

	Total Assets	Total Equity (Net Assets)	NTT DOCOMO, INC. Shareholders’ Equity	Shareholders’ Equity Ratio	NTT DOCOMO, INC. Shareholders’ Equity per Share
June 30, 2015	7,072,667	5,427,998	5,407,922	76.5%	1,393.26 (yen)
March 31, 2015	7,146,340	5,402,616	5,380,072	75.3%	1,386.09 (yen)

2. Dividends

	Cash Dividends per Share (yen)
	End of the First Quarter	End of the Second Quarter	End of the Third Quarter	Year End	Total
Year ended March 31, 2015	—	30.00	—	35.00	65.00
Year ending March 31, 2016	—
Year ending March 31, 2016 (Forecasts)		35.00	—	35.00	70.00

(Note) Revisions to the forecasts of dividends: None

3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2016 (April 1, 2015 - March 31, 2016)

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.		Basic Earnings per Share Attributable to NTT DOCOMO, INC.
Six months ending September 30, 2015	—	—%	—	—%	—	—%	—	—%	— (yen)
Year ending March 31, 2016	4,510,000	2.9%	680,000	6.4%	687,000	6.7%	470,000	14.6%	121.09 (yen)

(Percentages above represent changes compared to the corresponding previous year)

(Note) Revisions to the forecasts of consolidated financial results: None

* Notes:

(1) Changes in significant subsidiaries:	None
(Changes in significant subsidiaries for the three months ended June 30, 2015 which resulted in changes in scope of consolidation)

(2) Application of simplified or exceptional accounting:	None

(3) Changes in accounting policies

i. Changes due to revision of accounting standards and other regulations:	None
ii. Others:	None

(4) Number of issued shares (common stock)

i. Number of issued shares (inclusive of treasury stock):	As of June 30, 2015:	4,085,772,000 shares
	As of March 31, 2015:	4,085,772,000 shares

ii. Number of treasury stock:	As of June 30, 2015:	204,288,188 shares
	As of March 31, 2015:	204,288,145 shares

iii. Number of weighted average common shares outstanding:	For the three months ended June 30, 2015:	3,881,483,829 shares
	For the three months ended June 30, 2014:	4,146,760,100 shares

* Presentation on the status of quarterly review procedure:

This earnings release is not subject to the quarterly review procedure as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the quarterly review procedure on financial statements as required by the Financial Instruments and Exchange Act had not been finalized.

* Explanation for forecasts of operations and other notes:

Forecast of results

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain assumptions that we regard as reasonable, and therefore actual results may differ materially from those contained in, or suggested by, any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2016, refer to “1. (3) Prospects for the Fiscal Year Ending March 31, 2016” on page 12 and “5. Special Note Regarding Forward-Looking Statements” on page 22, contained in the attachment.

CONTENTS OF THE ATTACHMENT

Earnings Release for the Three Months Ended June 30, 2015

1. Information on Consolidated Results

(1) Operating Results

i. Business Overview

Japan’s telecommunications sector has seen a dramatic change in its market structure.

In May 2014, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT) unveiled its “Hikari Collaboration Model”—a new wholesale business model for NTT’s fiber access services. As this enables telecommunications operators and a wide range of other market participants to provide services utilizing fiber connections, the competition in the market has begun to intensify even further transcending the traditional boundaries of the telecommunications market.

Within the mobile communications market, the intensification of market conditions such as various participants entering the market and new services emerging, is expected to gather momentum due to the rapid proliferation and expanded use of smartphones, tablets, and other function-rich mobile devices, the advancement of IoT* as well as the government’s pro-competition policy and other factors.

In the context of this market environment, as part of our “New Initiatives toward Delivery of Medium-Term Targets” that are planned to be implemented in the period through FY2017 (the fiscal year ending March 31, 2018), we started rolling out the “+d” value co-creation programs together with various external partners. In this undertaking, we will continuously evolve our collaboration with partners, thereby responding to the diverse requirements of our customers.

During the three months ended June 30, 2015, we introduced a new brand slogan, “The new of today, the norm of tomorrow,” to replace the former slogan, “Unlimited Potential, in Your Hand.” The new slogan embodies our resolve to take on the challenge to drive “smart innovation” in order to deliver technologies and mechanisms, which might otherwise be hard to understand or new and unfamiliar to our customers as easy-to-use and convenient solutions, so that these services can eventually be taken for granted in their everyday lives, firmly believing that our services will someday become the standard of our customer’s everyday lives.

For the three months ended June 30, 2015, operating revenues increased by ¥1.6 billion from the same period of the previous fiscal year to ¥1,076.9 billion due to an increase in revenues from smart life business which includes “dmarket” and other businesses, despite a decrease in mobile communications services revenues driven by the impacts of the “Monthly Support” discount program and new billing plan, “Kake-hodai & Pake-aeru,” launched in June 2014.

Operating expenses decreased by ¥24.2 billion from the same period of the previous fiscal year to ¥841.5 billion due mainly to a decrease in selling expenses and network-related cost as a result of cost efficiency improvements, despite an increase in cost associated with increased revenues in smart life business and other businesses.

As a result, Operating income increased by ¥25.8 billion from same period of the previous fiscal year to ¥235.4 billion for the three months ended June 30, 2015.

Income before income taxes and equity in net income (losses) of affiliates was ¥240.6 billion, and Net income attributable to NTT DOCOMO, INC. increased by ¥32.4 billion from the same period of the previous fiscal year to ¥168.8 billion for the three months ended June 30, 2015.

*:	Abbreviation for “Internet of Things,” a concept that describes a world in which everything is connected to the Internet, enabling remote control and management of devices, etc

DOCOMO Earnings Release	Three Months Ended June 30, 2015

Consolidated results of operations for the three months ended June 30, 2014 and 2015 were as follows:

<Results of operations>

	Billions of yen
	Three months ended June 30, 2014	Three months ended June 30, 2015	Increase (Decrease)
Operating revenues	¥1,075.3	¥1,076.9	¥1.6	0.1%
Operating expenses	865.7	841.5	(24.2)	(2.8)

Operating income	209.6	235.4	25.8	12.3
Other income (expense)	2.8	5.2	2.4	84.1

Income before income taxes and equity in net income (losses) of affiliates	212.5	240.6	28.1	13.2
Income taxes	73.5	72.6	(0.9)	(1.2)

Income before equity in net income (losses) of affiliates	139.0	168.0	29.0	20.9
Equity in net income (losses) of affiliates	(3.6)	1.6	5.2	—

Net income	135.4	169.6	34.2	25.3
Less: Net (income) loss attributable to noncontrolling interests	1.0	(0.8)	(1.8)	—

Net income attributable to NTT DOCOMO, INC.	¥136.4	¥168.8	¥32.4	23.8

EBITDA margin*	36.0%	36.0%	—	—

ROE*	2.4%	3.1%	0.7 point	—

*

EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROE, see “4.(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 21.

<Operating revenues>

	Billions of yen
	Three months ended June 30, 2014	Three months ended June 30, 2015	Increase (Decrease)
Telecommunications services	¥703.5	¥675.3	¥(28.2)	(4.0)%
Mobile communications services revenues	700.7	669.4	(31.3)	(4.5)
Voice revenues	229.3	196.6	(32.7)	(14.3)
Packet communications revenues	471.3	472.7	1.4	0.3
Optical-fiber broadband service and other telecommunications services revenues	2.8	5.9	3.1	108.9
Equipment sales	207.0	201.3	(5.6)	(2.7)
Other operating revenues	164.8	200.3	35.4	21.5

Total operating revenues	¥1,075.3	¥1,076.9	¥1.6	0.1%

Notes:
1.	Voice revenues include data communications revenues through circuit switching systems.
2.

With the introduction of “Optical-fiber broadband services and other telecommunications services revenues” in the fourth quarter of the fiscal year ended March 31, 2015, telecommunications services revenues included in conventional “Other operating revenues” in the financial statements for the three months ended June 30, 2014 have been retroactively reclassified into “Optical-fiber broadband service and other telecommunications services revenues.”

DOCOMO Earnings Release	Three Months Ended June 30, 2015

<Operating expenses>

	Billions of yen
	Three months ended June 30, 2014	Three months ended June 30, 2015	Increase (Decrease)
Personnel expenses	¥71.2	¥72.3	¥1.0	1.5%
Non-personnel expenses	546.4	537.5	(8.9)	(1.6)
Depreciation and amortization	167.2	145.6	(21.6)	(12.9)
Loss on disposal of property, plant and equipment and intangible assets	16.2	11.3	(4.9)	(30.2)
Communication network charges	54.3	64.6	10.2	18.9
Taxes and public dues	10.4	10.3	(0.1)	(0.8)

Total operating expenses	¥865.7	¥841.5	¥(24.2)	(2.8)%

DOCOMO Earnings Release	Three Months Ended June 30, 2015

ii. Segment Results

The results of each segment for the first quarter of the fiscal year ending March 31, 2016 are summarized below.

We realigned our three former operating segments, which had consisted of our mobile communications business, smart life business and other businesses into, three new operating segments, which consist of our telecommunications business, smart life business and other businesses from the fourth quarter of the fiscal year ended March 31, 2015, triggered by the launch of optical-fiber broadband services.

For details, please see “3.(4) Notes to Consolidated Financial Statements” on page 17.

Telecommunications business—

<Results of operations>

	Billions of yen
	Three months ended June 30, 2014	Three months ended June 30, 2015	Increase (Decrease)
Operating revenues from telecommunications business	¥906.4	¥878.6	¥(27.8)	(3.1)%
Operating income (loss) from telecommunications business	203.2	212.4	9.2	4.5

Operating revenues from telecommunications business for the three months ended June 30, 2015 decreased by ¥27.8 billion from the same period of the previous fiscal year to ¥878.6 billion, due mainly to a decrease in mobile communications services revenues as a result of the expanded impacts from the “Monthly Support” discount program and the negative impact caused by the “Kake-hodai & Pake-aeru” new billing plan in the initial phase following its launch.

Operating expenses from telecommunications business for the three months ended June 30, 2015 decreased by ¥37.0 billion from the same period of the previous fiscal year to ¥666.2 billion, due mainly to a decrease in selling expenses and network-related cost as a result of cost efficiency improvements. Consequently, operating income from telecommunications business for the three months ended June 30, 2015 increased by ¥9.2 billion from the same period of the previous fiscal year to ¥212.4 billion.

<<Key Topics>>

•

The total subscriptions to our new billing plan, “Kake-hodai & Pake-aeru,” grew to 20.81 million as of June 30, 2015, an increase of 16.14 million from June 30, 2014. The number of subscriptions to our “docomo Hikari” optical-fiber broadband service launched in March 2015 was approximately 410,000 as of June 30, 2015.

•

We unveiled the 2015 summer handset collection, which comprises of Android smartphones, “docomo keitai” feature phones, “docomo tablets” and other devices in an effort to cater to the diverse needs of customers. The total number of smartphones sold during the three months ended June 30, 2015 amounted to 3.28 million, of which tablet devices accounted for 0.45 million units.

•

As a measure to facilitate subscriber migration to smartphones, in April 2015, we launched the “Senior smartphone debut discount” discount package, which offers users of age 60 and higher adopting smartphones for the first time discounts on basic monthly fees for up to two years.

•

We continued to expand the service coverage of our “PREMIUM 4G” service that delivers downlink speeds of up to 225Mbps using the LTE-Advanced system after its commercial launch in March 2015. As of June 30, 2015, the service was available in 292 cities in 41 prefectures across Japan. Meanwhile, we have also strived to reinforce our network, and have started using the spectrum combination of 2GHz/800MHz in addition to the combinations of 1.7GHz/800MHz and 2GHz/1.5GHz for the “PREMIUM 4G” service.

DOCOMO Earnings Release	Three Months Ended June 30, 2015

Number of subscriptions by services and other operating data are as follows:

<Number of subscriptions by services>

	Thousand subscriptions
	June 30, 2014	June 30, 2015	Increase (Decrease)
Cellular services	63,566	67,532	3,965	6.2%
New billing plan	4,671	20,812	16,141	345.6
Cellular (LTE(Xi)) services	24,043	32,609	8,565	35.6
Cellular (FOMA) services	39,523	34,923	(4,600)	(11.6)

Notes:
1.	Number of subscriptions to Cellular services, Cellular (LTE(Xi)) services and Cellular (FOMA) services includes Communication Module services subscriptions.
2.	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscriptions.

<Number of handsets sold and churn rate>

	Thousand units
	Three months ended June 30, 2014	Three months ended June 30, 2015	Increase (Decrease)
Number of handsets sold	5,156	5,766	610	11.8%
Cellular (LTE(Xi)) services
New LTE(Xi) subscription	1,160	1,898	738	63.6
Change of subscription from FOMA	1,388	896	(492)	(35.5)
LTE(Xi) handset upgrade by LTE(Xi) subscribers	1,026	1,599	573	55.9
Cellular (FOMA) services
New FOMA subscription	577	622	44	7.7
Change of subscription from LTE(Xi)	31	26	(5)	(15.8)
FOMA handset upgrade by FOMA subscribers	973	725	(248)	(25.5)

Churn rate*	0.60%	0.59%	(0.01) point	—

*

Calculation methods have been changed from the first quarter of the fiscal year ending March 31, 2016. Accordingly, “Churn rate” of the three months ended June 30, 2015 have also been changed. Data are calculated excluding the subscriptions and cancellations of subscriptions of Mobile Virtual Network Operators (MVNOs).

<Trend of ARPU and MOU*>

Starting from the three months ended June 30, 2015, we redefined “ARPU” in order to better reflect actions we will take that are aimed at increasing our telecommunications services revenues.

To reflect the increase in multiple subscriptions by individual users driven by increasing demand for devices such as tablet devices and Wi-Fi routers, we changed the calculation method of ARPU from a “per active subscription” basis to a “per active user” basis. We also changed the calculation method of ARPU by adding “docomo Hikari” ARPU in addition to Voice ARPU and Packet ARPU in connection with the launch of our optical-fiber broadband service.

Furthermore, we excluded Smart ARPU from the calculation method of ARPU considering that we are striving for increasing revenues of our smart life business and other businesses not only from telecommunications services users but also from other customers.

The sum of Packet ARPU and “docomo Hikari” ARPU is referred to as Data ARPU.

	Yen
	Three months ended June 30, 2014	Three months ended June 30, 2015	Increase (Decrease)
Aggregate ARPU*	¥4,210	¥4,010	¥(200)	(4.8)%
Voice ARPU	1,340	1,120	(220)	(16.4)
Data ARPU	2,870	2,890	20	0.7
Packet ARPU	2,870	2,870	—	—
“docomo Hikari” ARPU	—	20	20	—
MOU* (minutes)	111	129	18	16.2%

Note:

Starting with the first quarter of the fiscal year ending March 31, 2016, the calculation method of ARPU and MOU was changed. ARPU and MOU figures for the three months ended June 30, 2014 reflect these subsequent changes to the calculation method.

*	See “4.(2) Definition and Calculation Methods of ARPU and MOU” on page 20 for definition and calculation methods.

DOCOMO Earnings Release	Three Months Ended June 30, 2015

Smart life business—

<Results of operations>

	Billions of yen
	Three months ended June 30, 2014	Three months ended June 30, 2015	Increase (Decrease)
Operating revenues from smart life business	¥99.6	¥117.1	¥17.5	17.5%
Operating income (loss) from smart life business	6.6	16.4	9.9	149.5

Operating revenues from smart life business for the three months ended June 30, 2015 increased by ¥17.5 billion from the same period of the previous fiscal year to ¥117.1 billion, owing to an increase in revenues from “dmarket” and various other services. Operating expenses from smart life business for the three months ended June 30, 2015 increased by ¥7.6 billion from the same period of the previous fiscal year to ¥100.7 billion. Consequently, we recorded operating income of ¥16.4 billion from smart life business for the three months ended June 30, 2015.

<<Key Topics>>

•

In April 2015, we released a special adaptor, dubbed “dTV Terminal,” which allows users to view the contents of “dTV” and “danime store” services on their home television screens. Furthermore, in May 2015, we commenced the “dgourmet” service, through which users can access video lessons to learn how to cook, starting from the basics, and obtain other useful food-related tips such as recipes, restaurant ratings and as discount coupons.

As a result of these measures aimed at enriching our “dmarket” portal, the combined number of “dmarket” subscriptions* reached 12.35 million as of June 30, 2015, an increase of 4.89 million from June 30, 2014.

•

We entered into a business alliance with Lawson, Inc. aiming to enhance the convenience and quality of services offered to our customers. As a first step of our mutual collaboration, from June 2015, we started offering customers using our “DCMX” or “DCMX mini” credit payment services for purchases at Lawson stores a 3% discount upon the settlement of their monthly bill.

•

We started offering a health support service, “OASIS LINK™,” in April 2015 to the members of Tokyu Sports OASIS, Inc.’s fitness club, customizing our proprietary health management platform for fitness club operators, “Fit-Link.”

*:	The total number of users using “dTV,” “danime store,” “dhits,” “dkids,” “dmagazine” and “dgourmet” services under a monthly subscription arrangement.

DOCOMO Earnings Release	Three Months Ended June 30, 2015

Other businesses—

<Results of operations>

	Billions of yen
	Three months ended June 30, 2014	Three months ended June 30, 2015	Increase (Decrease)
Operating revenues from other businesses	¥75.9	¥87.1	¥11.2	14.7%
Operating income (loss) from other businesses	(0.2)	6.5	6.7	—

Operating revenues from other businesses for the three months ended June 30, 2015 increased by ¥11.2 billion from the same period of the previous fiscal year to ¥87.1 billion, mainly driven by the growth of revenues from our “Mobile Device Protection Service.” Operating expenses from other businesses for the three months ended June 30, 2015 increased by ¥4.5 billion from the same period of the previous fiscal year to ¥80.6 billion. Consequently, we recorded operating income of ¥6.5 billion from other businesses for the three months ended June 30, 2015.

<<Key Topics>>

•

Aiming to realize efficient farm management through the use of information and communication technology, we commenced an “innovative rice production management system verification project” in cooperation with Niigata City, Vegetalia, Inc. and Water Cell, Inc., providing cloud-based rice paddy management systems to rice farmers. The introduction of this system is expected to improve the efficiency of daily field management work and provide farmers with easy access to useful tips concerning energy savings, cost reduction, crop yield expansion and quality enhancement using smartphones or other devices.

•

We started offering “oranotablet” elderly monitoring solutions to various enterprises and municipalities across Japan. Enterprises or municipalities introducing this solution will be able to send various notices or disaster information to the end users through applications, manage the health conditions of the users based on the health data input by the user, and easily confirm the safety of elderly users through email receipt notifications that are delivered to the sender of an e-mail after the recipient opens an e-mail.

•

We released “Docotch 01,” a new wearable device for children equipped with a GPS function, various sensors and communications capability. In conjunction with the release of this watch-type device, we started offering a “Docotch service” that allows users to monitor the level of activity of the child wearing the device and the data relating to the surrounding environment, such as the temperature and humidity, anytime using a smartphone or personal computer.

DOCOMO Earnings Release	Three Months Ended June 30, 2015

iii. CSR Activities

We aspire to help build a society in which everyone can share in a prosperous life of safety and security, beyond borders and across generations. We believe it is the corporate social responsibility (“CSR”) of DOCOMO to solve various social issues in fields such as IoT, medicine, healthcare, education and agriculture, through the “co-creation of social values”—an initiative that we plan to pursue together with various partners to create new services and businesses, while thoroughly ensuring fair, transparent and ethical business operations as a foundation for the creation of such values. Accordingly, we have positioned CSR at the core of our corporate management.

The principal CSR actions undertaken during the three months ended June 30, 2015 are summarized below:

•

We set up a charity website to assist the areas affected by the cyclone and earthquake that struck Republic of Vanuatu and Federal Democratic Republic of Nepal, respectively, and collected donations totaling approximately ¥39 million yen from customers.

•

We held approximately 1,900 sessions of “Smartphone and Mobile Phone Safety Class” to enlighten audiences on rules and manners related to using smartphones and mobile phones and inform them as to how to respond to troubles that may be encountered when using mobile phones and smartphones. Such sessions garnered attendance of approximately 420,000 people in total for the three months ended June 30, 2015.

9

DOCOMO Earnings Release	Three Months Ended June 30, 2015

iv. Trend of Capital Expenditures

<Capital expenditures>

	Billions of yen
	Three months ended June 30, 2014	Three months ended June 30, 2015	Increase (Decrease)
Total capital expenditures	¥148.5	¥93.1	¥(55.4)	(37.3)%
Telecommunications business	145.0	89.1	(55.9)	(38.6)
Smart life business	1.9	2.6	0.7	37.2
Other businesses	1.6	1.5	(0.2)	(10.7)

We pursued more efficient use of capital expenditures and further cost reduction, while expanding the coverage of our “PREMIUM 4G” service and moved ahead with capacity buildup to accommodate the growth in data traffic toward the goal of constructing a robust network that can provide a comfortable communications environment. As a result, the total capital expenditure for the three months ended June 30, 2015 decreased by 37.3% from the same period of the previous fiscal year to ¥93.1 billion.

10

DOCOMO Earnings Release	Three Months Ended June 30, 2015

(2) Financial Review

i. Financial Position

	Billions of yen
	June 30, 2014	June 30, 2015	Increase (Decrease)		(Reference) March 31, 2015
Total assets	¥7,261.3	¥7,072.7	¥(188.7)	(2.6)%	¥7,146.3
NTT DOCOMO, INC. shareholders’ equity	5,652.7	5,407.9	(244.8)	(4.3)	5,380.1
Liabilities	1,560.6	1,628.9	68.3	4.4	1,728.1
Including: Interest bearing liabilities	230.5	316.1	85.6	37.1	222.7

Shareholders’ equity ratio (1) (%)	77.8%	76.5%	(1.3) point	—	75.3%
Debt to Equity ratio (2) (multiple)	0.041	0.058	0.017	—	0.041

Notes:	(1)	Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets
	(2)	Debt to Equity ratio = Interest bearing liabilities / NTT DOCOMO, INC. shareholders’ equity

ii. Cash Flow Conditions

	Billions of yen
	Three months ended June 30, 2014	Three months ended June 30, 2015	Increase (Decrease)
Net cash provided by operating activities	¥196.5	¥273.8	¥77.3	39.4%
Net cash used in investing activities	(235.8)	(208.4)	27.4	11.6
Net cash provided by (used in) financing activities	(128.0)	(43.8)	84.1	65.7
Free cash flows (1)	(39.4)	65.4	104.7	—
Free cash flows excluding changes in investments for cash management purposes (2)*	(24.1)	65.4	89.5	—

Notes:	(1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities
(2)

Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

*	See “4.(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 21.

For the three months ended June 30, 2015, net cash provided by operating activities was ¥273.8 billion, an increase of ¥77.3 billion (39.4%) from the same period of the previous fiscal year. This was due mainly to an increase in cash inflows from customers in relation to collections of installment receivables for customers’ handset purchases and a decrease in cash outflows resulting from a decrease in the amount of income taxes paid.

Net cash used in investing activities was ¥208.4 billion, a decrease of ¥27.4 billion (11.6%) from the same period of the previous fiscal year. This was due mainly to decreases in cash outflows resulting from purchase of short-term investments for cash management purpose and purchases of property, plant and equipment as a result of efficient network construction, despite a decrease in cash inflows resulting from redemption of short-term investments.

Net cash used in financing activities was ¥43.8 billion, a decrease of ¥84.1 billion (65.7%) from the same period of the previous fiscal year. This was due mainly to an increase in cash inflows of proceeds from short-term borrowings, despite increases in cash outflows for dividends paid and repayments of short-term borrowings.

As a result of the foregoing, the balance of cash and cash equivalents was ¥126.3 billion as of June 30, 2015, an increase of ¥20.8 billion (19.7%) from the previous fiscal year end.

11

DOCOMO Earnings Release	Three Months Ended June 30, 2015

(3) Prospects for the Fiscal Year Ending March 31, 2016

Competition in Japan’s mobile telecommunications market is expected to remain intense in areas such as the acquisition of subscribers and further improvement of service offerings. Under such market conditions, we will make an ongoing effort to secure our customer base and boost customers’ packet usage by further proliferating our new billing plan “Kake-hodai & Pake-aeru” launched in June 2014, the “docomo Hikari” optical-fiber broadband service and the “docomo Hikari Pack” bundle discount packages launched in March 2015, while also expanding new services that are designed to sustain customers’ “smart life.” Through these endeavors, we expect to post an increase in both operating revenues and operating income for the fiscal year ending March 31, 2016.

Although a decline in mobile communications services revenues is projected due to the impacts of penetration of “Monthly Support” discount program, operating revenues for the fiscal year ending March 31, 2016 are estimated to increase by ¥126.6 billion from the previous fiscal year to ¥4,510.0 billion, driven by an increase in packet communications revenues resulting from an expansion of smartphone user base, planned implementation of initiatives aimed at boosting the packet consumption of new billing plan subscribers, and the projected growth of “docomo Hikari” optical-fiber broadband service revenues as well as revenues from smart life business and other businesses. On the expenses side, although we will continue to pursue further cost efficiency, operating expenses are expected to rise by ¥85.7 billion to ¥3,830.0 billion, owing primarily to a projected increase in expenses linked with the growth of revenues from smart life business and other businesses, increase in expenses associated with the expansion of “docomo Hikari” revenues and an increase in cost of equipment sold resulting from expanded handset sales. Accordingly, operating income for the fiscal year ending March 31, 2016 is estimated to be ¥680.0 billion, up ¥40.9 billion from the previous fiscal year.

As we are not currently aware of any factor that may have a material impact on our projected results of operations, we have not revised our forecasts announced on April 28, 2015.

12

DOCOMO Earnings Release	Three Months Ended June 30, 2015

2. Other Information

(1) Changes in Significant Subsidiaries

None

(2) Application of Simplified or Exceptional Accounting

None

(3) Changes in Accounting Policies

None

13

DOCOMO Earnings Release	Three Months Ended June 30, 2015

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2015	June 30, 2015
ASSETS
Current assets:
Cash and cash equivalents	¥105,553	¥126,345
Short-term investments	243,757	243,756
Accounts receivable	264,591	181,632
Receivables held for sale	897,999	903,707
Credit card receivables	234,412	245,254
Other receivables	327,275	334,402
Allowance for doubtful accounts	(14,100)	(14,986)
Inventories	186,275	209,561
Deferred tax assets	61,512	60,361
Prepaid expenses and other current assets	108,102	121,628

Total current assets	2,415,376	2,411,660

Property, plant and equipment:
Wireless telecommunications equipment	5,027,390	5,039,270
Buildings and structures	890,382	892,012
Tools, furniture and fixtures	508,810	506,607
Land	200,736	200,785
Construction in progress	193,497	178,914
Accumulated depreciation and amortization	(4,309,748)	(4,357,781)

Total property, plant and equipment, net	2,511,067	2,459,807

Non-current investments and other assets:
Investments in affiliates	439,070	435,808
Marketable securities and other investments	195,047	198,099
Intangible assets, net	636,319	625,104
Goodwill	266,311	262,736
Other assets	445,723	444,981
Deferred tax assets	237,427	234,472

Total non-current investments and other assets	2,219,897	2,201,200

Total assets	¥7,146,340	¥7,072,667

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥203	¥200
Short-term borrowings	2,048	95,522
Accounts payable, trade	811,799	617,808
Accrued payroll	54,955	42,025
Accrued income taxes	68,563	68,179
Other current liabilities	176,734	199,133

Total current liabilities	1,114,302	1,022,867

Long-term liabilities:
Long-term debt (exclusive of current portion)	220,400	220,370
Accrued liabilities for point programs	89,929	81,760
Liability for employees’ retirement benefits	173,872	175,717
Other long-term liabilities	129,632	128,204

Total long-term liabilities	613,833	606,051

Total liabilities	1,728,135	1,628,918

Redeemable noncontrolling interests	15,589	15,751

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	339,783	339,767
Retained earnings	4,397,228	4,430,160
Accumulated other comprehensive income (loss)	52,599	47,533
Treasury stock	(359,218)	(359,218)
Total NTT DOCOMO, INC. shareholders’ equity	5,380,072	5,407,922
Noncontrolling interests	22,544	20,076

Total equity	5,402,616	5,427,998

Total liabilities and equity	¥7,146,340	¥7,072,667

14

DOCOMO Earnings Release	Three Months Ended June 30, 2015

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015
Operating revenues:
Telecommunications services	¥703,467	¥675,255
Equipment sales	206,987	201,345
Other operating revenues	164,848	200,264

Total operating revenues	1,075,302	1,076,864

Operating expenses:
Cost of services (exclusive of items shown separately below)	265,587	288,904
Cost of equipment sold (exclusive of items shown separately below)	177,255	175,531
Depreciation and amortization	167,183	145,572
Selling, general and administrative	255,637	231,462

Total operating expenses	865,662	841,469

Operating income	209,640	235,395

Other income (expense):
Interest expense	(280)	(312)
Interest income	404	179
Other, net	2,710	5,349

Total other income (expense)	2,834	5,216

Income before income taxes and equity in net income (losses) of affiliates	212,474	240,611

Income taxes:
Current	63,801	70,293
Deferred	9,722	2,328

Total income taxes	73,523	72,621

Income before equity in net income (losses) of affiliates	138,951	167,990

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(3,557)	1,619

Net income	135,394	169,609

Less: Net (income) loss attributable to noncontrolling interests	987	(825)

Net income attributable to NTT DOCOMO, INC.	¥136,381	¥168,784

Per Share Data
Weighted average common shares outstanding – Basic and Diluted	4,146,760,100	3,881,483,829

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥32.89	¥43.48

Consolidated Statements of Comprehensive Income
	Millions of yen
	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015
Net income	¥135,394	¥169,609
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	3,900	1,730
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	27	(23)
Foreign currency translation adjustment, net of applicable taxes	(6,678)	(6,716)
Pension liability adjustment, net of applicable taxes	22	(26)

Total other comprehensive income (loss)	(2,729)	(5,035)

Comprehensive income	132,665	164,574

Less: Comprehensive (income) loss attributable to noncontrolling interests	1,049	(856)

Comprehensive income attributable to NTT DOCOMO, INC.	¥133,714	¥163,718

15

DOCOMO Earnings Release	Three Months Ended June 30, 2015

(3) Consolidated Statements of Cash Flows

	Millions of yen
	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015
Cash flows from operating activities:
Net income	¥135,394	¥169,609
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization	167,183	145,572
Deferred taxes	9,722	2,328
Loss on sale or disposal of property, plant and equipment	9,849	6,379
Equity in net (income) losses of affiliates (including impairment charges of investments in affiliates)	3,557	(1,619)
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	80,189	81,894
(Increase) / decrease in receivables held for sale	(1,619)	(5,708)
(Increase) / decrease in credit card receivables	(1,392)	(6,224)
(Increase) / decrease in other receivables	(3,968)	(7,179)
Increase / (decrease) in allowance for doubtful accounts	(2,992)	893
(Increase) / decrease in inventories	(7,938)	(24,058)
(Increase) / decrease in prepaid expenses and other current assets	(12,087)	(16,365)
(Increase) / decrease in non-current receivables held for sale	(4,334)	3,278
Increase / (decrease) in accounts payable, trade	(67,295)	(85,782)
Increase / (decrease) in accrued income taxes	(113,900)	(307)
Increase / (decrease) in other current liabilities	15,533	26,887
Increase / (decrease) in accrued liabilities for point programs	(13,351)	(8,169)
Increase / (decrease) in liability for employees’ retirement benefits	1,184	1,865
Increase / (decrease) in other long-term liabilities	10,156	679
Other, net	(7,426)	(10,175)

Net cash provided by operating activities	196,465	273,798

Cash flows from investing activities:
Purchases of property, plant and equipment	(150,785)	(130,531)
Purchases of intangible and other assets	(60,336)	(72,028)
Purchases of non-current investments	(491)	(1,359)
Proceeds from sale of non-current investments	340	1,054
Purchases of short-term investments	(26,982)	(1,684)
Redemption of short-term investments	11,699	1,621
Other, net	(9,264)	(5,518)

Net cash used in investing activities	(235,819)	(208,445)

Cash flows from financing activities:
Proceeds from short-term borrowings	10,478	143,798
Repayment of short-term borrowings	(10,245)	(50,146)
Principal payments under capital lease obligations	(465)	(379)
Dividends paid	(122,434)	(134,332)
Other, net	(5,301)	(2,784)

Net cash provided by (used in) financing activities	(127,967)	(43,843)

Effect of exchange rate changes on cash and cash equivalents	(937)	(718)

Net increase (decrease) in cash and cash equivalents	(168,258)	20,792
Cash and cash equivalents as of beginning of period	526,920	105,553

Cash and cash equivalents as of end of period	¥358,662	¥126,345

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥4	¥653
Cash paid during the period for:
Interest, net of amount capitalized	266	265
Income taxes	175,655	74,492

16

DOCOMO Earnings Release	Three Months Ended June 30, 2015

(4) Notes to Consolidated Financial Statements

i. Note to Going Concern Assumption

There is no corresponding item.

ii. Significant Changes in NTT DOCOMO, INC. Shareholders’ Equity

None

iii. Segment Information

DOCOMO’s chief operating decision maker (“CODM”) is its board of directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports.

DOCOMO realigned its three former operating segments, which had consisted of its mobile communications business, smart life business and other businesses, into three new operating segments, which consist of its telecommunications business, smart life business and other businesses from the fourth quarter of the fiscal year ended March 31, 2015, as a result of realignment of the way DOCOMO manages the telecommunications related services triggered by the launch of optical-fiber broadband services. Accordingly, telecommunications services which had been included in other businesses under DOCOMO’s three former operating segments are reclassified to the telecommunications business.

The telecommunications business includes mobile phone services (LTE(Xi) services and FOMA services), optical-fiber broadband service, satellite mobile communications services, international services and the equipment sales related to these services. The smart life business includes video and music distribution, electronic books and other services offered through DOCOMO’s “dmarket” portal, as well as finance/payment services, shopping services and various other services to support our customers’ daily lives. The other businesses primarily includes “Mobile Device Protection Service,” as well as development, sales and maintenance of IT systems.

In connection with this realignment, segment information for the three months ended June 30, 2014 has been restated to conform to the presentation for the three months ended June 30, 2015.

Accounting policies used to determine segment operating revenues and operating income (loss) are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.

17

DOCOMO Earnings Release	Three Months Ended June 30, 2015

Segment operating revenues:

	Millions of yen
	Three months ended June 30, 2014	Three months ended June 30, 2015
Telecommunications business-
External customers	¥906,203	¥878,374
Intersegment	192	250

Subtotal	906,395	878,624
Smart life business-
External customers	96,104	114,261
Intersegment	3,542	2,872

Subtotal	99,646	117,133
Other businesses-
External customers	72,995	84,229
Intersegment	2,940	2,901

Subtotal	75,935	87,130

Segment total	1,081,976	1,082,887
Elimination	(6,674)	(6,023)

Consolidated	¥1,075,302	¥1,076,864

Segment operating income (loss):

	Millions of yen
	Three months ended June 30, 2014	Three months ended June 30, 2015
Telecommunications business	¥203,203	¥212,420
Smart life business	6,588	16,440
Other businesses	(151)	6,535

Consolidated	¥209,640	¥235,395

Segment operating income (loss) is segment operating revenues less segment operating expenses.

DOCOMO does not disclose geographical information because the amounts of operating revenues generated outside Japan are immaterial.

18

DOCOMO Earnings Release	Three Months Ended June 30, 2015

4. Appendices

(1) Operating Data for the 1st Quarter of the Fiscal Year Ending March 31, 2016

Full-year Forecasts: as announced on April 28, 2015

		First Quarter (Apr. - Jun. 2014) Results	First Quarter (Apr. - Jun. 2015) Results	[Ref.] Fiscal Year Ended Mar. 31, 2015 Full-year Results	[Ref.] Fiscal Year Ending Mar. 31, 2016 Full-year Forecasts
Number of Subscriptions and Other Operating Data
Cellular Subscriptions	thousands	63,566	67,532	66,595	69,900
New Billing Plan Subscriptions	thousands	4,671	20,812	17,827	—
LTE(Xi)	thousands	24,043	32,609	30,744	37,000
FOMA (1)	thousands	39,523	34,923	35,851	32,900
Communication Module Service	thousands	3,286	4,328	4,173	—
Net Increase from Previous Period (2)	thousands	461	936	3,490	3,300
LTE(Xi)	thousands	2,078	1,864	8,779	6,300
FOMA (1)	thousands	(1,617)	(928)	(5,289)	(3,000)
sp-mode Subscriptions	thousands	24,685	29,094	28,160	31,900
i-mode Subscriptions	thousands	25,362	21,512	22,338	19,100
Churn Rate (2) (3)%		0.60	0.59	0.61	—
Number of Handsets Sold (4)	thousands	5,156	5,766	23,751	—
ARPU and MOU
Aggregate ARPU (5) (6) (7)	yen/month/user	4,210	4,010	4,100	4,100
Voice ARPU (8)	yen/month/user	1,340	1,120	1,280	1,200
Data ARPU	yen/month/user	2,870	2,890	2,820	2,900
Packet ARPU	yen/month/user	2,870	2,870	2,820	2,820
“docomo Hikari” ARPU	yen/month/user	—	20	—	80
MOU (6) (7) (9)	minute/month/user	111	129	122	—

*

Please refer to “4. (2) Definition and Calculation Methods of ARPU and MOU” for the definition of ARPU and MOU on page 20, and an explanation of the methods used to calculate ARPU and the number of active users.

(1)	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions include in the number of FOMA subscribers.
(2)	Data are calculated including communication module services subscriptions.
(3)

Calculation methods have been changed from the First Quarter of the fiscal year ending March 31, 2016. (Accordingly, “Churn Rate” of the fiscal year ended March 31, 2015 first quarter (Apr. - Jun. 2014) results and full-year results have also been changed.) Data are calculated excluding the subscriptions and cancellations of subscriptions of Mobile Virtual Network Operators (MVNOs).

(4)	Sum of new subscriptions, change of subscription from FOMA to LTE(Xi), LTE(Xi) to FOMA, LTE(Xi) handset upgrade by LTE(Xi) subscribers, FOMA handset upgrade by FOMA subscribers.
(5)

Data are calculated excluding revenues and users from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs).

(6)

Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for “Xi” or “FOMA” services in his/her name are not included in the calculation.

(7)

Calculation Methods has been changed from the First Quarter of the Fiscal Year Ending March 31, 2016. (Accordingly, ARPU and MOU of the Fiscal Year Ended March 31, 2015 First Quarter (Apr. - Jun. 2014) Results, Full-Year Results, and Fiscal Year Ended March 31, 2016 Full-year Forecasts have also been changed.)

(8)	Inclusive of circuit-switched data communication.
(9)

Data are calculated excluding users from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs).

19

DOCOMO Earnings Release	Three Months Ended June 30, 2015

(2) Definition and Calculation Methods of ARPU and MOU

i.	Definition of ARPU and MOU

a.	ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing telecommunications services revenues (excluding certain revenues) by the number of active users to our wireless services in the relevant periods, as shown below under “ARPU Calculation Method.” We believe that our ARPU figures provide useful information to analyze the average usage per user and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b.	MOU (Minutes of Use): Average monthly communication time per user.

ii.	ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + “docomo Hikari” ARPU

- Voice ARPU	:	Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active users
- Packet ARPU	:	Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / No. of active users
- “docomo Hikari” ARPU	:	A part of other operating revenues (basic monthly charges, voice communication charges) / No. of active users

In addition, the sum of Packet ARPU and “docomo Hikari” ARPU is referred to as Data ARPU.

iii.	Active Users Calculation Method

Sum of No. of active users for each month ((No. of users at the end of previous month + No. of users at the end of current month) / 2) during the relevant period

Notes:

1.	The number of “users” used to calculate ARPU and MOU is the total number of subscriptions, excluding the subscriptions listed below:
a.

Subscriptions of communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and

b.	Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for “Xi” or “FOMA” services in his/her name.
2.

Revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in the ARPU calculation.

20

DOCOMO Earnings Release	Three Months Ended June 30, 2015

(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

i. EBITDA and EBITDA margin

	Billions of yen
	Three months ended June 30, 2014	Three months ended June 30, 2015
a. EBITDA	¥386.7	¥387.3

Depreciation and amortization	(167.2)	(145.6)
Loss on sale or disposal of property, plant and equipment	(9.8)	(6.4)

Operating income	209.6	235.4

Other income (expense)	2.8	5.2
Income taxes	(73.5)	(72.6)
Equity in net income (losses) of affiliates	(3.6)	1.6
Less: Net (income) loss attributable to noncontrolling interests	1.0	(0.8)

b. Net income attributable to NTT DOCOMO, INC.	136.4	168.8

c. Operating revenues	1,075.3	1,076.9

EBITDA margin (=a/c)	36.0%	36.0%
Net income margin (=b/c)	12.7%	15.7%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

ii. ROE

	Billions of yen
	Three months ended June 30, 2014	Three months ended June 30, 2015
a. Net income attributable to NTT DOCOMO, INC.	¥136.4	¥168.8
b. Shareholders’ equity	5,648.0	5,394.0

ROE (=a/b)	2.4%	3.1%

Note:	Shareholders’ equity = The average of NTT DOCOMO, INC. shareholders’ equity, each as of March 31, 2015 (or 2014) and June 30, 2015 (or 2014)

iii. Free cash flows excluding changes in investments for cash management purposes

	Billions of yen
	Three months ended June 30, 2014	Three months ended June 30, 2015
Net cash provided by operating activities	¥196.5	¥273.8
Net cash used in investing activities	(235.8)	(208.4)

Free cash flows	(39.4)	65.4

Changes in investments for cash management purposes	(15.3)	(0.1)

Free cash flows excluding changes in investments for cash management purposes	(24.1)	65.4

Note:

Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

21

DOCOMO Earnings Release	Three Months Ended June 30, 2015

5. Special Note Regarding Forward-Looking Statements

This earning release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1)

Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to optimize costs as expected.

(2)

If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

(3)

The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)

Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5)

Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6)	Our domestic and international investments, alliances and collaborations, as well as investments in new business fields, may not produce the returns or provide the opportunities we expect.

(7)	Malfunctions, defects or imperfections in our products and services or those of other parties may give rise to problems.

(8)	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

(10)

Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

(11)

Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, the proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber-attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels, and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12)	Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

*	Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

22

Results Presentation

for the First Three Months of the Fiscal Year Ending March 31, 2016

July 29, 2015

1. Results Highlights

Key Financial Data, Segment Results, etc.

2. Telecommunications Business

Mobile Business : Operational Performance New Billing Plan, “docomo Hikari”, ARPU

3. Smart Life Business and Other Businesses

Operating Income : Progress

Principal Actions (“dmarket”, “+d” , etc.)

4. Network, Cost Efficiency Improvement

1

FY2015/1Q Results Summary GAAP U.S.

Operating revenues / income : UP year-on-year Operational data : Trending favorably

Financial Data

Operating revenues:

Ą1,076.9 billion (Up 0.1% year-on-year) Operating income: Ą235.4 billion (Up 12.3% year-on-year)

Operational Data

Net additions:

New billing plan subs*:

“docomo Hikari” subs*:

940,000 (Up 2.0-fold year-on-year) 20.81 million (Up 4.5-fold from Jun. 30. 2014)

410,000

No. of subscriptions as of June 30, 2015.

Consolidated financial statements in this document are unaudited

2

Selected Financial Data GAAP U.S.

FY2014/1Q FY2015/1Q Changes

(Billions of yen) (1) (2) (2) – (1)

Operating revenues 1,075.3 1,076.9 1.6 Operating expenses 865.7 841.5 -24.2 Operating income 209.6 235.4 +25.8 Net income attributable to 136.4 168.8 +32.4 NTT DOCOMO, INC.

EBITDA margin (%) *1 36.0 36.0—Capital expenditures 148.5 93.1 -55.4 Adjusted free cash flow *1*2 -24.1 65.4 +89.5

*1: For an explanation of the calculation processes of these numbers, please see the IR page of our website, www.nttdocomo.co.jp

*2: original Adjusted maturities free cash of flow longer excludes than three the effects months. of changes in investment derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with

3

Results by Segment GAAP U.S.

FY2014/1Q FY2015/1Q Changes

(Billions of yen) (1) (2) (2) –(1)

Operating 906.4 878.6 -27.8

Telecommunications revenues business

Operating 203.2 212.4 +9.2

income

Operating 99.6 117.1 +17.5

Smart life revenues business Operating

income 6.6 16.4 +9.9 Operating 75.9 87.1 +11.2

revenues Other businesses Operating

income -0.2 6.5 +6.7

Former “Mobile Communications Business” was changed to “Telecommunications Business” beginning with the full-year results presentation for FY2014. Accordingly, certain telecommunication service items that had previously been included in “Other Businesses” were reclassified into Telecommunications Business.

4

Key Factors Behind YOY Changes in GAAP U.S. Operating Income (FY14/1Q ? FY15/1Q)

Decrease in other expenses:

Increase in Decrease in Down Ą3.5 billion Ą235.4 billion other operating *1 equipment sales revenues : expenses*2: Ą209.6 billion Up Ą35.4 billion Down Ą4.4 billion Decrease in Decrease in network-related Decrease in equipment sales expenses: telecommunications services revenues*1: revenues*1: Down Ą16.2 billion Down Ą5.6 billion Down Ą5.6 billion Impact of discounts: “Monthly Support” Down Ą22.6 billion

Equipment sales P/L: Down Ą1.2 billion

Operating +Ą1.6 revenues: billion Operating -Ą24.2 expenses: billion

‘FY14/1Q ‘FY15/1Q

*1: Excluding impact of “Monthly Support” discounts.

*2: Sum of cost of equipment sold and commissions to agent resellers.

5

1. Results Highlights

Key Financial Data, Segment Results, etc.

2. Telecommunications Business

Mobile Business : Operational Performance New Billing Plan, “docomo Hikari”, ARPU

3. Smart Life Business and Other Businesses

Operating Income : Progress

Principal Actions (“dmarket”, “+d” , etc.)

4. Network, Cost Efficiency Improvement

6

Operational Performance (1)

Trend of improvement continues

Net adds MNP Churn rate

(Million subs) 0.94 (Million subs)

FY14/1Q FY15/1Q

-0.03 0.60% 0.46

0.59%

-0.09

FY14/1Q FY15/1Q FY14/1Q FY15/1Q

Calculation methods for churn rate have been changed from the First Quarter of the Fiscal Year Ending March 31, 2016. For the definition of the churn rate contained in this page, please see the slide “Churn Rate” in this document.

7

Operational Performance (2)

Handset sales recording steady increase

Total handsets sold Total smartphones sold

(Million units) (Million units) Smartphones sold:

Total handsets sold:

5.77 3.28 3.06 5.16

New sales:

2.52

1.74 Tablets sold:

0.29 0.45

FY14/1Q FY15/1Q FY14/1Q FY15/1Q

8

Smartphone Users

Increasing at a favorable pace

(Million subs)

% of LTE-enabled 94% smartphones

83%

29.67

25.29

FY14/1Q 2Q 3Q 4Q FY15/1Q

Numbers in the graph above represent the data as of the end of each quarter. % of LTE-enabled smartphones represents the proportion of LTE subs to total smartphone subs.

New Billing Plan

Making favorable progress

Acquired over 21 million subs*

Subscriptions

in just about 1 year after launch

% of users choosing “M pack” or larger data buckets

Up-sell grew to over 70%

1GB data 1GB data top-up purchase rate grew to

top-up purchase rate over 30%

*	Subscriber count as of July 6, 2015.

% of users choosing “M Pack” or larger data buckets represents the proportion of users choosing “Data M Pack,” “Data L Pack” and “Share Pack” among the total no. of users opting to subscribe to the data packs and share packs of the new billing plan. The number represents the actual performance for FY2015/1Q.

1GB data top-up purchase rate: Purchase frequency of 1GB data top-up ÷ Total no. of packet packs. The number represents the actual performance for FY2015/1Q.

“docomo Hikari”

Cumulative subscription applications grew to approx. 600,000

Up-sell Over 20% of “docomo Hikari” subs have switched to larger bucket plans

New subscription Over 30% of “docomo Hikari” subs acquisition

(No. of subs that applied for are new subscribers to our mobile service

“Hikari Sumaho Wari” discount*)

Promotion of Over 50% of “docomo Hikari” family use subs have opted to join “Share Pack”

*	“Hikari Sumaho Wari” discount is applicable only to new or MNP port-in subscribers.

acquisition The up-sell rate rate and represents Share Pack the cumulative selection rate data represent from the the launch cumulative of service data through from the June launch 30. 2015. of service The through cumulative July no. 20, of 2015. subscription applications, new subscription

ARPU

(Exclusive of Impact of Discount Programs*)

Trend of improvement continues

(Yen) 5,300 5,230 5,220 5,240 5,250

(850) (860) (880) (900) (960)

530 560 620 640 660

3,040 2,970 2,890 2,890 2,920

1,730 1,700 1,710 1,710 1,670

FY14/1Q 2Q 3Q 4Q FY15/1Q Voice ARPU Packet ARPU Smart ARPU

*	ARPU data in this chart exclude the impact of the “Monthly Support” and “docomo Hikari’ set discounts, etc.

Numbers in parentheses represent the impact of the various discounts. Smart ARPU is not impacted by the discounts.

For the definition of the ARPU contained in this page, please see the slide “Definition and calculation methods of ARPU and MOU” in the presentation material for the full-year results for FY2014.

Newly defined ARPU

(Exclusive of Impact of Discount Programs*)

An indicator that reflects the performance of entire telecommunications business

(Yen)

5,120 5,040 4,990 5,020 5,060

(910) (930) (950) (990) (1,050)

3,270 3,200 3,140 3,160 3,230

1,850 1,840 1,850 1,860 1,830

FY14/1Q 2Q 3Q 4Q FY15/1Q Voice ARPU Data ARPU (Packet ARPU + “docomo Hikari” ARPU)

*	ARPU data in this chart exclude the impact of the “Monthly Support” and “docomo Hikari” set discounts, etc.

Numbers in parentheses represent the impact of the various discounts. Data ARPU is the sum of Packet ARPU and “docomo Hikari” ARPU.

For an explanation on the newly defined ARPU, please see slide “Definition and Calculation Methods of ARPU and MOU” in this document.

Philosophy behind new ARPU definition

Changes reflected in newly defined ARPU

Launch of “docomo Hikari”

Start of segment result disclosure, etc.

Increase multiple mobile in no. of devices, users subscribing e.g., tablets, to etc.

Added optical-fiber broadband service revenues to the numerator of ARPU formula Excluded the revenues accounted for in Smart ARPU from the numerator of ARPU formula

Removed data plan subs* from the denominator of ARPU formula

Conventional ARPU Newly defined ARPU

Revenues accounted for in Data ARPU: Packet Revenues Voice Voice Packet “docomo Hikari” + revenues + accounted for + + revenues revenues revenues revenues in Smart ARPU

No. of subscriptions* No. of users*

*: No. of subscriptions after subtracting communication *: No. of subscriptions after subtracting the number of module and MVNO subscriptions, etc. Data Plan subscriptions from the denominator of conventional ARPU

*	Standalone data plan subscriptions (with no accompanying voice subscription) are not excluded.

Revenues from communication modules, MVNO service subs., etc., are excluded from the revenues accounted for in ARPU (numerator). For an explanation of newly defined ARPU, please see the slide “Definition and Calculation Methods of ARPU and MOU” in this document.

1. Results Highlights

Principal Financial Data, Segment Results, etc.

2. Telecommunications Business

Mobile Business : Operational Performance New Billing Plan, “docomo Hikari”, ARPU

3. Smart Life Business and Other Businesses

Operating Income : Progress

Principal Actions (“dmarket”, “+d” , etc.)

4. Network, Cost Efficiency Improvement

Smart Life Business and Other Businesses : Operating Income

Making steady progress

(Billions of yen)

Up 3.6-fold 23.0

200

FY15 full-year 150 operating income target:

100 Ą50 billion

6.4

50

0

FY14/1Q FY15/1Q 16

“dmarket” Subscriptions

Growth continues

(Million subs) “dmarket” No. of subs (As of Jun.30, 2015)

12.35

“dgourmet”

Acquired 280,000 subs in

about 1 month after launch

“dTV” “d anime store”

4.53 million subs 1.92 million subs

“dhits”

7.46

3.05 million subs

“dkids” “dmagazine”

510,000 subs 2.05 million subs

FY14/1Q 2Q 3Q 4Q FY15/1Q

No. of “dmarket” subscriptions in this page accounts for only monthly subscriptions, and one-time transactions are not included.

The numbers in the graph above represent the subscriber count at the end of each quarter.

“dmarket” Usage Per Subscriber

Growing steadily

(Yen)

Up approx. 1,200

30%

920

FY14/1Q 2Q 3Q 4Q FY15/1Q

The quarterly dmarket usage per subscriber is calculated by dividing the total amount of dmarket transactions for the quarter by the sum of unique users for each month in the quarter. The amounts are exclusive of tax.

nitiatives

No. of alliance partners on the increase

Retail

Medicine/

Health Omachi City Tenryu Village (Nagano Pref.)

Education/ Learning

Koga City (Ibaraki Pref.)

Agriculture

Niigata City (Niigata Pref.)

IoT*, etc.

*	Internet of things

1. Results Highlights

Principal Financial Data, Segment Results, etc.

2. Telecommunications Business

Mobile Business : Operational Performance New Billing Plan, “docomo Hikari”, ARPU

3. Smart Life Business and Other Businesses

Operating Income : Progress

Principal Actions (“dmarket”, “+d” , etc.)

4. Network, Cost Efficiency Improvement

LTE Network

Expanding overage to offer more comfortable network experience

LTE base stations:

106,900

Principal areas where “PREMIUM 4G” is available

Downtown areas, office district BSs compatible with Major stadiums, exhibition sites

66,300 max. download speed stations of 100Mbps or higher: Mt. Fuji, theme parks

62,800 stations

BSs compatible with PREMIUM 4G:

3,500 stations 10,900 stations

FY14/1Q FY15/1Q

Cost Efficiency Improvement

Achieving favorable progress

(Billions of yen)

FY15/1Q FY15 target

Focus areas:

Network

Capital expenditures, maintenance -62 outsourcing cost, etc.

Marketing

Sales tools, phone bill preparation/ delivery expenses, etc.

Other

R&D, information system, etc.

-210

*	Numbers represent the amount of cost reduction compared to FY14 level.

FY2015/1Q Results Snapshot

Recorded increase in both operating revenues and income over the same period of prior year, making favorable progress toward achievement of full-year guidance.

Net adds acquisition and other operational indicators show continued improvement.

Negative impact of new billing plan continues to recover, positively affecting the ARPU

“docomo Hikari” got off to a good start toward full-year subscription target

Income generation from Smart life Business and Other Businesses progressing favorably Cost efficiency improvement making steady progress toward achievement of full-year target

The new of today, the norm of tomorrow

Appendices

Solid Step Toward Achievement of Medium-Term Targets

Item FY2015 plan FY2017 target

Operating income Ą680 billion Ą820 billion or higher

Operating income

Smart life business

and Other businesses Ą50 billion Over Ą100 billion

Cost reduction planned for Compared to FY2013 level

Cost efficiency FY2014-FY15

improvement -Ą330 billion* -Ą400 billion or more

FY2015-2017

Capital expenditures

Ą650 billion per Ą630 billion annum or less

Shareholder returns Ą70 (up Ą5) per share Enhance shareholder returns through (Planned) dividend hike and share repurchase

*Cumulative cost reduction achieved in FY2014 (Ą120 billion) and planned for FY2015 (Ą210 billion).

Services, etc., Included in Each Reportable Segment

Telecommunications business

Mobile communications services

Xi services (LTE) FOMA services (3G) International services Equipment sales

Optical-fiber broadband service and other telecommunications service

Optical-fiber broadband service Satellite communications services Submarine cable TV service etc. Smart life business

“dmarket” (Media/Content, Commerce) Finance/Payment services Life-Related services

Video distribution service Music distribution service Electronic book service Online shopping service etc.

Credit service

Shopping services (Commerce)

Proxy bill collection etc. Cooking studio

Health management Medical database etc. ?Home shopping service Music software sales

Food delivery etc. Other businesses

Mobile phone insurance services

System development/sales/maintenance services etc.

Operating Revenues GAAP U.S.

(Billions of yen)

4,510.0

1,075.3 1,076.9

FY14/1Q FY15/1Q FY15 (forecast) Telecommunications services 703.5 675.3 2,755.0 Equipment sales 207.0 201.3 929.0 Other operating revenues 164.8 200.3 826.0

“International services revenues” are included in “Telecommunications services revenues”.

Former “Mobile Communications Business” was changed to “Telecommunications Business” beginning with the full-year results presentation for FY2014. Accordingly, certain telecommunication service items that had previously been included in “Other Businesses” were reclassified into Telecommunication Business.

Operating Expenses

GAAP U.S.

(Billions of yen)

3,830.0

865.7 841.5

FY14/1Q FY15/1Q FY15 (forecast)

Personnel expenses 71.2 72.3 296.0

Non-personnel expenses 546.4 537.5 2,509.0

Depreciation & amortization 167.2 145.6 625.0

Loss on disposal of property, plant and

equipment and intangible assets 16.2 11.3 67.0

Communication network charges 54.3 64.6 293.0

Taxes and public duties 10.4 10.3 40.0

(Incl) Revenue-linked expenses 273.2 265.1 1,272.0

(Incl) Other non-personnel expenses 273.2 272.4 1,237.0

Revenue-linked expenses : Cost of equipment sold + commissions to agent resellers + loyalty program expenses

Former “Mobile Communications Business” was changed to “Telecommunications Business” beginning with the full-year results presentation for FY2014. Accordingly, certain telecommunication service items that had previously been included in “Other Businesses” were reclassified into Telecommunications Business.

Capital Expenditures

GAAP U.S.

(Billions of yen)

630.0

148.5

93.1

FY14/1Q FY15/1Q FY15 (forecast)

Telecommunications business (LTE (Xi)) 95.6 54.5 366.0

Telecommunications business (FOMA) 0.3 0.1 0.0

Telecommunications business (other) 49.1 34.5 235.0

Smart Life business 1.9 2.6 18.0

Others 1.6 1.5 11.0

Former “Mobile Communications Business” was changed to “Telecommunications Business” beginning with the full-year results presentation for FY2014.

Principal Operational Data and

Key Indicators

FY2014/1Q FY2015/1Q Changes FY2015

(1)	(2) (2)—(1) (full-year forecast)

No. of subscriptions (thousands) , ,,,

FOMA ,,,

LTE (Xi),

i-mode,

Cellular phone sp-mode,

Communication module service -,

Handsets sold (thousands)

(Including handsets sold without involving sales by DOCOMO),

LTE (Xi) -,

FOMA

Osusume Pack subscriptions (thousands) -

Services

Anshin Pack subscriptions (thousands) -

ROE (%) *Net income attributable to NTT DOCOMO, INC/shareholders’ equity.

Shareholders‘ equity ratio (%) *Shareholders’ equity/ Total assets.

Key Indicators

Debt ratio *Interest bearing liabilities/shareholders’ equity.

EPS (yen) *Net income attributable to NTT DOCOMO, INC per share.

ROE is calculated using the average end-of-period shareholders’ equity for the current and previous fiscal periods. Numbers of subscriptions are as of the end of each period.

Churn Rate

Churn rate Churn rate

(conventional calculation method ) (new calculation method )

0.84%

0.79%

0.70%

0.67%

0.62% 0.73%

0.60%

0.56% 0.59%

0.55%

FY14/1Q FY14/2Q FY14/3Q FY14/4Q FY15/1Q

Calculation methods have been changed from the first quarter of the fiscal year ending March 31, 2016. (Accordingly, “Churn Rate” of the fiscal year ended March 31, 2015 first quarter (Apr.—Jun. 2014) results and subsequent periods have also been changed.) Data are calculated excluding the subscriptions and cancellations of subscriptions of Mobile Virtual Network Operators (MVNOs).

Newly defined ARPU

(Exclusive of Impact of Discounts)

Voice ARPU

Packet ARPU

“docomo Hikari” ARPU

(Yen)

5,240

5,120 5,040 5,060 (1,140)

(910) (930) 4,990 (950) 5,020 (990) (1,050) 20 90

3,270 3,200 3,140 3,160 3,210 3,210

1,850 1,840 1,850 1,860 1,830 1,940

FY14/1Q 2Q 3Q 4Q FY15/1Q FY15 (forecast)

Numbers in parentheses indicate impact of discounts.

ARPU and MOU calculation methods have been chan beginning with this results presentation for the first three month of the fiscal year ending March 31, 2016. Accordingly, the ARPU and MOU data for the FY2014/1Q and subsequent periods have been adjusted to align with the new calculation methods.

For an explanation on the newly defined ARPU, please see the slide “Definition and calculation methods of ARPU and MOU” in this document.

Newly defined ARPU / MOU

Voice ARPU Packet ARPU “docomo Hikari” ARPU

4,210 4,110 4,100 4,040 4,030 4,010

20 80

2,870 2,820

2,780 2,820 2,870 2,820

1,340 1,290 1,260 1,210 1,120 1,200

FY14/1Q 2Q 3Q 4Q FY15/1Q FY15 (forecast)

New

MOU 111 121 128 126 129

(Minutes)

(Yen)

ARPU and MOU calculation methods have been changed beginning with this results presentation for the first three month of the fiscal year ending March 31, 2016. Accordingly, the ARPU and MOU data for the FY2014/1Q and subsequent periods have been adjusted to align with the new calculation methods.

For an explanation on the newly defined ARPU and MOU, please see the slide “Definition and calculation methods of ARPU and MOU” in this document.

ARPU

(Exclusive of Impact of Discounts)

(Yen)

Voice APRU Packet ARPU Smart ARPU

5,300 5,250 5,340 5,230 5,220 5,240 (850) (860) (880) (900) (960) (1,030) 530 560 620 640 660 680

3,040 2,970 2,890 2,890 2,920 2,900 1,730 1,700 1,710 1,710 1,670 1,760

FY14/1Q 2Q 3Q 4Q FY15/1Q FY15 (forecast)

Numbers in parentheses indicate the impact of discount. Smart ARPU is not impacted by the discount programs.

For the definition of the ARPU contained in page, please see the slide “Definition and calculation methods of ARPU and MOU” in the presentation material for the full-year results for FY2014.

ARPU / MOU

Voice APRU Packet ARPU Smart ARPU

(Yen)

4,450 4,370 4,340 4,340

4,290 4,310 530 560 620 640 660 680

2,670 2,620

2,560 2,580 2,610 2,540

1,250 1,190 1,160 1,120 1,020 1,090 FY14/1Q 2Q 3Q 4Q FY15/1Q FY15 (forecast)

MOU 117

(Minutes) 103 112 118 115

For the definition of the ARPU contained in page, please see the slide “Definition and calculation methods of ARPU and MOU” in the presentation material for the full-year results for FY2014.

The new of today, the norm of tomorrow

Definition and Calculation Methods of ARPU and MOU

i. Definition of ARPU and MOU a. ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing telecommunications services revenues (excluding certain revenues) by the number of active users to our wireless services in the relevant periods, as shown below under “ARPU Calculation Method.” We believe that our ARPU figures provide useful information to analyze the average usage per user and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. b. MOU (Minutes of Use): Average monthly communication time per user.

ii. ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + “docomo Hikari” ARPU

- Voice ARPU : Voice ARPU Related Revenues (basic monthly charges, voice communication charges)

/ No. of active users

- Packet ARPU : Packet ARPU Related Revenues (basic monthly charges, packet communication charges)

/ No. of active users

- “docomo Hikari” ARPU : A part of other operating revenues (basic monthly charges, voice communication charges)

/ No. of active users

- In addition, the sum of Packet ARPU and “docomo Hikari” ARPU is referred to as Data ARPU.

iii. Active Users Calculation Method

Sum of No. of active users for each month ((No. of users at the end of previous month + No. of users at the end of current month) / 2) during the relevant period

Notes:

1. The number of “users” used to calculate ARPU and MOU is the total number of subscriptions, excluding the subscriptions listed below: a. Subscriptions of communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and b. Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for “Xi” or “FOMA” services in his/her name.

2.Revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in the ARPU calculation.

Special Note Regarding Forward-Looking Statements

This earning release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1) Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to optimize costs as expected.

(2) If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

(3) The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5) Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6) Our domestic and international investments, alliances and collaborations, as well as investments in new business fields, may not produce the returns or provide the opportunities we expect.

(7) Malfunctions, defects or imperfections in our products and services or those of other parties may give rise to problems.

(8) Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image. (9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

(10)Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

(11)Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, the proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber-attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels, and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12)Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

(13)Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.